FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F   X               Form 40-F
                   -----                       -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                          No   X
             -----                       -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

     Contents:
          1.   Press Release dated October 7, 2005
          2.   Press Release dated October 6, 2005
          3.   Press Release dated September 26, 2005

     This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526
and No. 333-79005).


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Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            RADICA GAMES LIMITED




Date:     October 11, 2005                   /s/ Craig D. Storey
     ----------------------------           ------------------------------------
                                            Craig D. Storey
                                            Chief Accounting Officer



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                              RADICA GAMES LIMITED
                          ANNOUNCES ORGANIZATION CHANGE


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
October 7, 2005                                      CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that it has eliminated the position of Chief Operating Officer and that Ted Eischeid, President and Chief Operating Officer, is leaving the employ of the Company. Mr. Eischeid is continuing as a Director of the Company.


ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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


                              RADICA GAMES LIMITED
                        ANNOUNCES QUARTERLY CASH DIVIDEND


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
October 6, 2005                                      CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that its Board of Directors has declared a quarterly dividend of $0.045 per share. The dividend will be payable on October 28, 2005, to shareholders of record as of October 20, 2005.


ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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                             RADICA(R) GAMES LIMITED
                        ANNOUNCES LICENSE AGREEMENT WITH
                   INCREDIBLE TECHNOLOGIES' GOLDEN TEE(R) GAME


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
September 26, 2005                                   CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(Hong Kong) September 26, 2005 - Radica(R) Games Limited (NASDAQ: RADA) has announced a licensing agreement with Incredible Technologies to produce a Play TV game based on Incredible Technologies' popular Golden Tee(R) Golf franchise.

With the tag line, "Get off the couch and into the game," and using Incredible Technologies' unique roller ball game play action, Radica's Play TV game will offer realistic game play of the popular Golden Tee arcade-style games. The game will plug into a TV or VCR and allow players to play Golden Tee Golf, as if they were in their favorite public establishment.

"Incredible Technologies' innovative Golden Tee coin-operated games have become a `favorite' among consumers and on-premise game players," said Pat Feely, CEO of Radica. "We're thrilled to have the opportunity to partner with such a leading company and look forward to applying our innovative technologies to develop a unique and compelling Play TV game that brings home the popularity of Golden Tee."

"Radica has had great success with their line of Play TV games," said Elaine Ditton, President and CEO of Incredible Technologies. "We are excited by the potential of the new product Radica will publish and the opportunity to extend our games into this growing category."

Under the terms of the agreement, Radica will manufacture Golden Tee Play TV games for worldwide distribution. Golden Tee Play TV is expected to hit mass market retail shelves in Fall 2006.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.


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ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


ABOUT INCREDIBLE TECHNOLOGIES
Incredible Technologies (IT), located in the Chicago suburb of Arlington Heights, Illinois, was founded in July of 1985. IT is the largest US designer and manufacturer of coin-operated video games, with annual gross sales of over $60 million. IT specializes in the design and development of entertainment hardware and software for coin-operated, consumer and cartridge-based systems. The company employs over 100 designers, programmers, artists, animators, sound engineers, service technicians and production personnel. IT is first and foremost a high technology development company. The company's current strategy is to diversify into the entertainment arena with the development of low-cost, high performance computer hardware and software that offers innovative technology and exceptional return on investment.

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